Exhibit 99.55

DIGIHOST ANNOUNCES 33.7 BITCOINS MINED IN THE MONTH OF JANUARY

Vancouver, BC – February 4, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCPK: HSSHF) is pleased to announce that the Company has increased its Bitcoin (“BTC”) holdings by a total of 33.7 BTC as of January 31, 2021, which it accumulated through its BTC mining operations in the month of January 2021. Digihost now has a total of 183.7 BTC in its possession, which based on current BTC prices have an approximate value of US$6,890,000.

Digihost is also happy to report that the Company has increased its hashrate from 143 Petahash on December 31st, 2020 to 184 Petahash on January 31st, 2021. Management believes that with the increase in its hashrate, Digihost is well positioned to capitalize on increased expansion of operations and maintain strong BTC mining operations throughout 2021 and beyond.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.